Law Office of Jeffrey Maller, PC

4221 Wilshire Blvd., Suite 355

Los Angeles, California 90010

T. (310) 693-6700

F. (323) 315-2273

November 15, 2017

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Oroplata Resources, Inc.
Registration Statement on Form S-1
Filed October 10, 2017
Amendment No. 1 to Registration Statement on Form S-1
Filed November 15, 2017
File No. 333-220876

Dear Mr. Reynolds,

This letter sets forth the responses of Oroplata Resources, Inc. (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated October 23, 2017, which pertain to the Registration Statement on Form S-1 (the “Registration Statement), submitted to the Commission on October 10, 2017.  Through EDGAR, the Registrant is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Registrant’s response.

General

1.We note your common stock is quoted on the OTC Pink. Please note that we do not view the OTC Pink as an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. See in this regard Compliance and Disclosure Interpretations, Securities Act Sections, 139.13. Please withdraw the registration statement or advise us why you believe it is appropriate as an indirect primary offering.

The Registration Statement has been revised to limit the offering price to a fixed range between $.15 - $.30 until such time as the Registrant’s common stock is trading on an established trading market.

Plan of Distribution, page 10

2.We note your disclosure that you are registering common stock under the “Investment Agreement.” We also note your disclosure that you are registering common stock underlying five convertible notes. Please revise your plan of distribution, and statements.

The Registrant is not registering common stock under the “Investment Agreement” and such reference is removed on the Amendment No. 1.

The Registrant acknowledges that the Registrant, its management, and all other persons who are responsible for the filing recognize that they are responsible for the accuracy and adequacy of the disclosures in the filing and for ensuring that the filing contains all information that the Securities Act of 1933, as amended (the “Securities Act”), and all applicable Securities Act rules require.

John Reynolds

November 15, 2017

In addition, the Registrant acknowledges in connection with any request for the acceleration of the effective date of the Registration Statement that:

•should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Registrant’s responses or Amendment No. 1 to the undersigned at (310) 693-6700.

Best regards,

/s/ Jeffrey Maller

Jeffrey Maller

cc: Douglas Cole